NAME OF REGISTRANT: The Travelers Companies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Balanced Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 6 on The Travelers Companies, Inc.’s 2022 Proxy Statement:

Align Underwriting Fossil Fuel Development Strategies with Global Benchmarks

The Travelers Companies, Inc. Symbol: TRV

Filed by: Green Century Balanced Fund

Green Century Capital Management, Inc., (“the Proponent”) is the investment advisor to the Green Century Balanced Fund, which seeks your support for the climate-related proposal filed at The Travelers Companies, Inc. (hereby referred to as “Travelers” or “the Company”) in the 2022 proxy statement asking the Company to align its underwriting strategies with the International Energy Agency’s (IEA) Net Zero by 2050 Roadmap (“the Roadmap”) in order to limit global temperature rise to 1.5°C and avert the worst impacts of climate change. The Proponent believes that underwriting new supply of coal, oil, and gas is not needed in order to maintain necessary global access to fossil fuels. Continuing to enable emissions from the fossil fuel industry threatens to increase insured losses, decrease Travelers’ client base, and amplify portfolio, competitive and reputational risks to the Company and its investors.

RESOLVED: Shareholders request that Travelers’ Board of Directors adopt and disclose new policies to help ensure that its underwriting practices do not support new fossil fuel supplies, in alignment with the IEA’s Net Zero Emissions by 2050 Scenario.

Supporting Statement:

The board and management, in its discretion, should define the scope, time frames and parameters of the policy, including defining "new fossil fuel supplies," with an eye toward the well-accepted definition that new fossil fuel supplies include exploration for and/or development of oil, gas, and coal resources or reserves beyond those fields or mines already in production.

RATIONALE FOR A “YES” VOTE

1.	Risk Due to Increases in Insured Losses - Product emissions from Travelers’ fossil fuel industry clients contribute to a changing climate, which has been linked to increased occurrences and severity of hurricanes, wildfires, flooding and more. Travelers is very likely to see an increase in insured losses from clients affected by these natural catastrophes.
2.	Risk Due to Decreases in Size of Client Base - Climate change is predicted to cause a growth in the numbers of clients who operate in high-risk areas and who may become uninsurable, which poses a risk to Company profitability.

3.	Competitive Risk - Travelers lags peers in setting ambitious climate-related underwriting exclusions. Investors seeking superior management of climate risk may decide not to invest with Travelers.
4.	ESG-related Risk – The SEC is increasing scrutiny of ESG-labeled funds.[1] Adopting the Proposal’s request could help Travelers avoid the risk of being screened out of ESG funds by establishing clear policies in regard to underwriting policies and climate risk.
5.	Reputational Risk - Failure to adopt leading climate policies exposes Travelers to public awareness campaigns and negative media coverage focused on the insurance industry’s role in fossil fuel expansion.

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This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

Property and casualty insurers such as Travelers are particularly exposed to an increasingly erratic climate, which is caused, in part, by the emissions from their coal, oil, and gas clients. Predicted increases in the frequency and impact of natural catastrophes are likely to lead to significantly greater insured losses and harm to universal owners, including insurers, whose debt and equity investments may lose value from climate-related losses.2

The Intergovernmental Panel on Climate Change (IPCC) has repeatedly warned that failure to rein in greenhouse gas emissions will result in significant economic disruption and natural resource damage3, and predicts damage will be “irreversible”4 in certain cases.

The IEA integrates the IPCC’s climate conclusions in its Net Zero by 2050 Roadmap and delineates a pathway to guide the energy sector toward achieving a 1.5°C warming limit. The Roadmap does not set out specific action plans or milestones, but maps a sectoral decline in emissions. In the Roadmap, the IEA concludes that in order to avoid surpassing the 1.5°C limit, there is no room for development of new coal, oil, and gas supply, and, by extension, there is no room to underwrite new supply, either.

While addressing some coal-related and tar sands-related risks, Travelers’ underwriting exclusions leave considerable loopholes allowing it to insure new coal, tar sands, and gas risks.5 Investors are concerned that Travelers’ current underwriting strategies will lead to increased financial, portfolio, competitive, and reputational risks.

The Proposal asks Travelers to align its underwriting policies with the IEA’s Net Zero by 2050 Roadmap by excluding underwriting new fossil fuel development but does not contemplate shuttering existing fossil fuel operations. Additionally, it weighs in on a societally relevant issue and allows board and management appropriate flexibility in its implementation.

II.	TRAVELERS’ CURRENT UNDERWRITING POLICIES AND CLIMATE COMMITMENTS DO NOT ALIGN WITH THE RECOMMENDATIONS OF THE IPCC AND IEA

1.	The IPCC and IEA recommend no development of new fossil fuel supplies

In early April 2022, the IPCC finalized the third part of its sixth assessment report (AR6), which makes clear that the emissions associated with existing and planned fossil fuel infrastructure are already enough to exceed 1.5°C and potentially go beyond 2°C of warming.6 The report states that new fossil fuel infrastructure is incompatible with international climate goals for limiting global warming. Moreover, up to $4 trillion of fossil fuels and related infrastructure may have to be abandoned by 2050 to maintain safe temperature limits.7

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In May 2021, the IEA released its landmark Net Zero by 2050 Roadmap which is designed to provide a pathway for the energy sector to transition to net zero emissions by 2050. In developing its Roadmap, the IEA worked to minimize the stranding of upstream product assets and to avoid early closure of fields where significant capital had already been invested, citing the need for an orderly transition.8 In balancing the future demand for affordable energy and the imperative to limit climate change, the IEA concludes that there is “no need” for fossil fuel development beyond development plans committed through 2021.9

2.	Travelers’ underwriting exclusions do not adequately address its climate risk or investor need for transparency of its risk management strategies

In February 2022, Travelers adopted an underwriting exclusion for constructing and operating coal plants and committed to halt underwriting new risks for thermal coal mining, and energy production from coal operations, and for companies above a 30% revenue and energy generation threshold and above a 30% threshold for a company’s reserves in tar sands.10 It adopted similar restrictions on new debt and equity investments and pledged to phase out existing underwriting relationships that exceed the 30% threshold by 2030.

Of its exclusions, the Company explains that it has negligible direct exposure to thermal coal and tar sands-related businesses as they do not meet its risk/return requirements. Nevertheless, Travelers’ 30% underwriting threshold is a loophole that still allows the Company to underwrite new coal-related risks for an estimated 50+ coal-related projects worldwide.11 If it truly has negligible exposure to coal and tar sands, then excluding underwriting of all new risks related to coal and tar sands would be more appropriate.

With regard to the development of new oil and gas supply, it has no underwriting exclusions.

Therefore, Travelers’ policies neither incorporate the IPCC’s recommendations to limit global temperature rise nor the IEA’s conclusion that no new fossil fuel development is needed to meet the 1.5℃ limit.

Beyond its stated exclusions, investors lack insight into plans, policies, or goals that Travelers might have to transition its full enterprise to a net zero emissions by 2050 future. Moreover, investors do not know the full extent of the Company’s exposure to the fossil fuel industry, the percent of its premiums represented by the coal, oil and gas sectors, and which fossil fuel companies are Travelers customers. This is understandable. Such information is proprietary and confidential.

Asking Travelers to align its underwriting strategies to an external benchmark, like the IEA’s Roadmap, not only telegraphs Company intentions to address existential climate risks as well as heed climate science, it does so without the need to share proprietary and confidential information.

3.	Travelers acknowledges the importance of meeting Paris Agreement emissions goals but its underwriting activities are mis-aligned with these goals[12]

In its 2021 TCFD report, Travelers takes pride in the fact that it has set goals to reduce its operational emissions and to become carbon neutral by 2030.13 The Company clearly recognizes that setting a climate target is societally valuable and states in the report, “By achieving carbon neutrality over the next decade, Travelers will be doing its part to align with the target set forth in the Paris Climate Agreement to limit the global temperature increase in the 21st century to 1.5 degrees Celsius.”14 Yet the Company’s opposition statement reads quite differently.

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For example, the Company argues it has an existing and effective climate risk mitigation strategy, but its argument is limited in the sense that Travelers anticipates the risk of insured losses from natural catastrophes rather than properly accounting for the fact that emissions from its high-emitting fossil fuel clients drive increasingly expensive natural catastrophes.15

Travelers also implies that adopting a policy to exclude underwriting new fossil fuel development would prevent it from insuring the current supply chain deliveries of coal, oil, and gas products. It would not. The IEA Roadmap recognizes that existing supply must be maintained but also must decrease in the next twenty years in order to stabilize the global climate.16 The IEA also models growth of the renewable energy industry, and while Travelers’ Global Energy Renewable Practice is supporting deployment of clean technologies, the IEA is quite clear that, unless paired with ceasing to develop new fossil fuel supply, warming may exceed acceptable ranges.17

Rather than posing an imposition to Travelers’ board and management, the Proposal forthrightly communicates what the vast body of science is telling us: that we need to take action to prevent risks of systemic financial disruption, degradation of human health and financial well-being, property, and natural resources. In other words, the Proposal asks Travelers to align its underwriting practices with the clear imperative to cut emissions, particularly from fossil fuels, that the United Nations-convened IPCC has enjoined world leaders and corporations to do.18

III.	ASSESSMENT OF TRAVELERS’ RISKS

1.	Risk of increases in insured losses challenges Travelers’ profitability

Although not every insured loss can be directly linked to climate change, insured losses caused by natural catastrophes are increasing.

●	The Swiss Re Group reported in 2021 that “... insured losses from natural disasters again exceeded the previous ten-year average, continuing the trend of an annual 5–6% rise in losses seen in recent decades.” And that “It seems to have become the norm that at least one secondary peril event such as a severe flooding, winter storm or wildfire, each year results in losses of more than USD 10 billion.”[1] Unfortunately, according to industry experts, modeling for secondary perils is not yet fully developed.[19]
●	The International Association of Insurance Supervisors reported similar findings in 2018, stating that “...climate change is already affecting the frequency and concentration of high impact natural catastrophes around the world, leading to increases in weather-related insurance claims. For instance, the Lloyd's market reports to have paid out US$5.8bn in major claims, most of which were climate-related.” It further notes that the “claims burden disasters in 2017 has had material financial impacts for non-life insurers, with industry Return on Equity dropping from 11% in 2016 to -4% in 2017.”[20]
●	Secondary peril events such as drought, wildfires, tornadoes and winter storms, largely believed to be amplified by climate change, are increasingly resulting in higher amounts of insured losses. However, the Company’s ability to predict secondary perils is limited. According to its 2021 TCFD report, Travelers states that models for such perils are “newer and may be less reliable due to the highly random geographic nature and size of these events.” As a result, the models “may be less accurate in predicting risks and estimating losses.”[21]

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2.	Risk due to decreases in numbers of insurable clients as a result of impacts of climate change

In addition to providing coverage to fossil fuel clients, Travelers also underwrites property and casualty policies for homeowners, and small-, and medium-sized businesses.22 This puts Travelers in the position of supporting clients whose emissions fuel increasingly strong and unpredictable storms, wildfires, and heat waves, while simultaneously covering clients against those perils. Such climate impacts may make covering clients in certain vulnerable regions unprofitable. Thus, Travelers’ underwriting strategies may, in a sense, be inadvertently reducing the number of clients eligible for its insurance.

The Company has not indicated how it will address the risk that a smaller pool of customers able to afford its insurance may erode its profits. It can increase premiums as costs and risks rise, but climate change drives systemic risk in every kind of underwriting segment. Therefore, the ability to raise rates commensurate with the risk may meet a ceiling where customers can and will no longer afford coverage, potentially resulting in major changes in its customer base.

3.	Travelers lags its competitors in addressing climate risk

The Company lags behind competitors in making meaningful commitments. For example, Travelers competitors, including AXA, Allianz, Aviva, Generali, Munich Re, SCOR, Swiss Re, and Zurich, are all founding members of the U.N.-convened Net Zero Insurance Alliance, and all have committed to transitioning their underwriting portfolios to net zero emissions by 2050. U.S.-based insurer, AIG, also just announced its own commitment to net zero emissions by 2050.

These commitments exceed Travelers’ underwriting exclusions for tar sands and coal plant construction risks as well as partial underwriting exclusions of risks related to and coal-related operations:

●	Generali - In June 2021, Generali announced that it would no longer underwrite upstream oil and gas activities.[23]
●	Suncorp - Suncorp has committed to not directly invest in, finance or underwrite new oil and gas exploration or production by 2025.[24]
●	Swiss Re – In March 2022, Swiss Re decided it would no longer insure most new oil and gas projects.[25]
●	Zurich - Zurich has ruled out underwriting upstream oil greenfield exploration projects from companies without transition plans.[26]
●	AIG - In early 2022, AIG committed to a net zero emissions goal by 2050, using science-based emissions reduction targets, and to not investing in or providing insurance cover for any new Arctic energy exploration.[27]

4.	Failure to align its underwriting with global benchmarks that are aimed at limiting global temperature rise to 1.5℃ may expose Travelers to ESG-related risk

This Proposal provides an opportunity for investors to guide Company policy in a manner consistent with ESG investment fiduciaries’ diligence responsibilities meant to ensure that stock holdings in Travelers can remain in ESG labeled funds, which accounted for 1 in 3 dollars invested in the U.S. at the end of 2019.28 The Proposal enables due diligence that is responsive to recent scrutiny of ESG investors found in the SEC’s report entitled, “Division of Examinations” Review of ESG Investing.29

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The SEC noted in its report that numerous investment products and financial services have incorporated ESG and that the division will be monitoring the accuracy of disclosures on ESG investing.30 Consequently, the SEC will focus on firms engaging in ESG investing by reviewing their policies, procedures, and practices related to ESG as well as due diligence and other processes for selecting, investing in, and monitoring investments in view of the firms’ disclosed ESG investing approaches.

Travelers’ adoption of the Proposal’s request could help meet its investors’ ESG expectations and make it an attractive option for ESG portfolio managers.

5.	Travelers’ underwriting of new fossil fuel development creates reputational risks

The Company has been the subject of public campaigns focused on insurers that underwrite and invest in the fossil fuel industry. In 2020, activists hired a plane to fly around the Travelers’ Championship PGA Golf Tournament with a banner reading, “Travelers is supporting climate change.”31 Recent publications spotlighting U.S. insurers claim that Travelers is one of the top 3 insurers of the fossil fuel industry32 in the world and that, according to the most recent publicly available data, the Company’s investments in fossil fuel industry totaled $3.5 billion.33

Travelers has also drawn the attention of U.S. Senators who wrote an open letter34 to the Company in 2021 warning that climate change will cause physical risks that will increase “nonlinearly”35 and sought more transparency into the Company’s climate risk assessment strategies.36

By contrast, insurers making steps to scale back their underwriting of fossil fuels have received positive press including: AIG in Reuters37, the insurers who are the founding members of the Net Zero Insurance Alliance, also in Reuters38, and AXA in the New York Times.39 When Travelers announced coal and tar sands underwriting restrictions, it also received positive coverage from the press.40,41,42

CONCLUSION

Continuing to underwrite new fossil fuel supply is contrary to the recommendations of the IPCC for limiting some of the most severe impacts of climate change. Climate change will, and currently is, increasing insured natural catastrophe losses. Such losses have the potential to lower Travelers’ overall profitability, and the impacts of climate change may destabilize financial returns for universal owners, including Travelers.

Shareholders are rightly concerned that Travelers is not adequately aligned with benchmarks like the IEA’s Net Zero by 2050 Roadmap, and by continuing to underwrite fossil fuel expansion, may be locking in carbon emission for many decades. Voting in favor of the Proposal will provide important input to the board and management as to how to balance Travelers’ short-term strategies against its long-term risk.

Shareholders are urged to vote FOR the proposal asking Travelers to align with the IEA’s Net Zero by 2050 Roadmap and discontinue underwriting the development of new fossil fuel supplies.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

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This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Balanced Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Balanced Fund urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

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1 https://www.sec.gov/files/esg-risk-alert.pdf

2 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf

3 https://www.ipcc.ch/report/ar6/wg2/downloads/report/IPCC_AR6_WGII_SummaryForPolicymakers.pdf

4 https://www.ipcc.ch/report/ar6/wg2/resources/press/press-release/

5 https://sustainability.travelers.com/downloads/coal-tar-sands-policy.pdf

6 https://grist.org/science/we-are-at-a-crossroads-new-ipcc-report-says-its-fossil-fuels-or-our-future/

7 https://qz.com/2150910/the-new-ipcc-report-is-a-4-trillion-warning-to-investors/

8 https://www.greenpeace.org.uk/wp-content/uploads/2022/02/zeroing_in_investor_briefing.pdf

9 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf. Pg 21.

10 https://about.travelers.com/citizenship/environment/coal-policy.html

11 https://www.coalexit.org/

12 https://sustainability.travelers.com/downloads/Travelers_TCFDReport2020.pdf

13 https://sustainability.travelers.com/downloads/Travelers_TCFDReport2020.pdf

14 https://sustainability.travelers.com/downloads/Travelers_TCFDReport2020.pdf

15 https://www.sec.gov/Archives/edgar/data/86312/000008631222000019/a2022proxystatement.htm

16 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf

17 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf

18 https://news.un.org/en/story/2022/04/1115452

19 https://www.swissre.com/media/news-releases/nr-20211214-sigma-full-year-2021-preliminary-natcat-loss-estimates.html

20https://www.insurancejournal.com/research/app/uploads/2018/08/IAIS_and_SIF_Issues_Paper_on_Climate_Change_Risks_to_the_Insurance_Sector_-1.pdf. Pg 17.

21 https://sustainability.travelers.com/downloads/Travelers_TCFDReport2020.pdf

22 https://www.sec.gov/ix?doc=/Archives/edgar/data/86312/000008631222000013/trv-20211231.htm

23 https://www.insurancebusinessmag.com/us/news/environmental/generali-unveils-ambitious-climate-goals-259573.aspx

24 https://www.suncorpgroup.com.au/corporate-responsibility/sustainable-growth/responsible-banking-insurance-investing

25 https://www.reuters.com/business/sustainable-business/swiss-re-cuts-fossil-fuel-cover-oil-gas-help-climate-2022-03-17/

26 https://www.insurancejournal.com/news/international/2021/11/18/642779.htm

27 https://aig.gcs-web.com/node/53226/pdf

28 https://www.ussif.org/sribasics

29 https://www.sec.gov/files/esg-risk-alert.pdf

30 https://www.sec.gov/files/esg-risk-alert.pdf

31 https://us.insure-our-future.com/2020-6-27-ct-climate-activists-fly-plane-with-banner-through-travelers-pga-tournament/. Note: the cited letter is address to the Chubb CEO but the same letter was sent to the Travelers’ CEO.

32 https://us.insure-our-future.com/wp-content/uploads/sites/3/2020/06/InsureOurFutureOilandGasInsuranceBriefing0620.pdf

33 https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/5ee91cda6da30a7559a8a88f/1592335594339/Ensuring+the+Climate+Crisis_final+.pdf

34 https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/605cf32f9d526442eb0bca0c/1616704303928/Senators%27+Letter+-+Chubb.pdf

35 https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/605cf32f9d526442eb0bca0c/1616704303928/Senators%27+Letter+-+Chubb.pdf

36 https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/605cf32f9d526442eb0bca0c/1616704303928/Senators%27+Letter+-+Chubb.pdf

37 https://www.reuters.com/business/sustainable-business/insurer-aig-steps-back-coal-arctic-energy-underwriting-2022-03-01/#:~:text=March%201%20(Reuters)%20%2D%20U.S.,coal%20mines%20or%20oil%20sands.

38 https://www.reuters.com/business/sustainable-business/big-insurance-companies-launch-net-zero-climate-alliance-2021-07-11/

39 https://www.nytimes.com/2021/11/23/business/dealbook/insurance-companies-coal.html

40 https://www.insurancebusinessmag.com/us/news/environmental/travelers-announces-new-climate-policy--environmental-groups-react-324690.aspx

41 https://www.commercialriskonline.com/action-groups-welcome-travelers-coal-and-tar-sands-policy/

42 https://www.insuranceassetrisk.com/content/news/travelers-adopts-coal-and-tar-sands-exclusion-policy.html